Exhibit 99.1

April 8, 2020

Dear Shareholders,

Let me start by saying that I hope you and your family are all staying safe and healthy. Given the unprecedented nature of the past few weeks, I would like to provide you with an update on what we have observed thus far with regard to the impact that the COVID-19 pandemic is having on our business.

We’ve been asked in the past, and increasingly so since we went public last year, how our business would perform in a market downturn. Our answer has always been that we believe in the resilience of our business and of our community. That belief is reflected in some early data we have seen amid the COVID-19 pandemic. Our marketplace had a strong start to 2020 and this momentum continued through mid-March. In the third week of March, we felt the impact of the pandemic for the first time with activity across our platform temporarily declining by 10-15% versus the previous week. The following week the decline stabilized and exhibited a meaningful rebound, with the growth continuing robustly into the beginning of April.

In a recently published white paper, Fiverr’s Chief Behavioral Science Officer1 outlined how the trends on our marketplace over the past few weeks correlate to the four stages of coping with stress, i.e. denial, panic, self-preservation and adaptation, and in particular how the adaptation phase could lead to new behaviors, consumption trends and growth drivers. Although the data we have so far are limited and preliminary, we have noticed particular strength in certain categories such as ebooks, video and animation, and online lessons, with slight weakness in categories in the Digital Marketing and Business verticals. These trends reflect changes in how businesses and consumers adapt and make the most of the current environment. We are also seeing increased activity on desktop versus mobile which reflects the stay-at-home requirements put in place around the world.

1 On Amir, Ph.D., is a Marketing Professor and Associate Dean at the Rady School of Management, UC San Diego. He also serves part-time as Fiverr’s Chief Behavioral Science Officer. His recent white paper “Pandemic and the Freelance Gig Economy” and other research work can be found here: https://rady.ucsd.edu/people/faculty/amir/.

While the development of the COVID-19 pandemic is uncertain and far from being over, we were encouraged to see that our marketplace was able to quickly rebound and resume growth. To break down further, we saw our existing cohorts return to their historical pattern of contributing a steady revenue stream to our marketplace. On the acquisition side, organic trends remained strong and we observed additional performance marketing opportunities as the advertising space became less competitive. On the supply side, skilled professional freelancers from across the world are joining our platform and creating new gigs in record numbers throughout the past few weeks. Our takeaway is simple - people are turning to Fiverr to explore new income sources as they now have more time at home and as global unemployment increases. In these times we feel an increased sense of responsibility to our community and we are committed to our mission now more than ever.

Given the short-term nature of the shock in the second half of March and the strong momentum we saw before that, and while we have not yet completed our reporting process for the three months ended March 31, 2020, we expect both our revenue and adjusted EBITDA for the first quarter of 2020 to come in slightly above our previously communicated guidance range. We continue to implement a disciplined financial strategy and we have a strong balance sheet and liquidity position. Looking forward, I think it is still too early to draw any conclusions, as the macro conditions around COVID-19 and its impact on the broader economy remain highly uncertain. That said, we do believe the data we have seen so far speaks to the strength and resilience of our business, key aspects of which are summarized below.

First, Fiverr’s purpose of connecting businesses and freelancers around the world and enabling remote work to be done digitally through our platform has never been more critical. Freelancers are increasingly turning to us to help them navigate this environment and more businesses are exploring ways to remotely engage with their teams and digitally engage with their customers. As the crisis reinforces and accelerates the trends towards adopting remote work and moving businesses online, we believe our marketplace is well positioned to both address current needs and to be a key resource when the economy re-accelerates.

Second, we are a technology company at our core and our strong technology and product innovation capabilities allow us to stay agile and resilient through unusual times such as these. Since the start of the COVID-19 pandemic, we have prioritized a series of product initiatives, that specifically address the needs of our community to help them navigate through this crisis. You can find these initiatives through this dedicated resource page: https://www.fiverr.com/pages/Resources-COVID19. We have also launched seven new service categories in response to new trends, with ten more coming in the next few weeks. Our ability to capture new customer demand is where the horizontal nature of our marketplace shines. Furthermore, we are on track towards delivering our growth initiatives laid out at the beginning of this year. In fact, I’m delighted to announce that we launched Fiverr’s Promoted Gigs in beta earlier this week, ahead of our original schedule. I am incredibly proud of our team and want to thank them for their commitment and focus in the face of this unprecedented environment.

Third, we had over 2.4 million buyers on our marketplace at the end of 2019. Most of our buyers are SMBs across a diverse selection of industry groups. Since our marketplace focuses on digital services, many of our buyers use our platform to support or grow their online presence, whether it's content creation, digital marketing, or on the tech side of things. Our revenue base is highly diverse with no concentration in any specific industry.

Fourth, we run a highly efficient go-to-market strategy, with most of our buyers coming from organic channels, complemented by performance and brand marketing. The fact that we do not have a sales force or a long sale cycle allows us to find, target and acquire relevant buyers in a disciplined and highly flexible way. Our experience, data and marketing automation technology allows us to track KPIs on our marketplace in real-time, enabling us to make timely decisions when it comes to our marketing spend.

All of the above makes me confident and cautiously optimistic about our business and our prospects. While the coming months are going to be challenging for us as individuals, family members, friends and members of our respective communities, our business is strong and resilient.

Before I end this letter, I would like to reiterate our commitment to you, our shareholders, that we will remain forthright and transparent during these uncertain times. We plan to continue updating you on the trends we observe and the progress of our business during our first quarter 2020 earnings call as well as various investor events.

Micha Kaufman

Founder and CEO

Forward Looking Statements

This shareholder letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this shareholder letter that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the first quarter of 2020, and the fiscal year ended December 31, 2020, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability to successfully implement our business plan during a global economic downturn caused by COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our business partners’ financial condition and results of operations; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2020 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.